Exhibit 99.8

CONSENT OF Yan Bin Che

ESHALLGO Inc. (the “Company”) intends to file a Registration Statement on Form F-l (together with any amendments or supplements thereto, the “Registration Statement”) registering securities for issuance in its initial public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named in the Registration Statement as an Independent Director Nominee.

Dated: April 13, 2022

By:	/s/ Yan Bin Che
Yan Bin Che